SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

In the Matter of
American Vantage Companies
P. O. Box 81920
Las Vegas, Nevada 89180

________________________

Application Pursuant to Section 8(f) of the Investment Company Act of 1940 for an Order Declaring That Applicant has Ceased to be an Investment Company

________________________

Communications regarding this Application should be directed to:

David R. Fishkin, Esq.
Snow Becker Krauss P.C.
605 Third Avenue
New York, New York 10158
212-455-0408

I.	NATURE OF RELIEF SOUGHT BY APPLICANT

American Vantage Companies, a Nevada corporation (the “Company” or “Applicant”), seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the “Act”), declaring that Applicant has ceased to be an investment company under the Act.

II.	BACKGROUND

On March 21, 2006, the Company filed with the Securities and Exchange Commission (the “Commission”) a Form N-8A Notification of Registration pursuant to Section 8(a) of the Act, registering the Company as an investment company thereunder. On June 21, 2006, the Company filed a Form N-2 Registration Statement for Closed End Investment Companies. The Company is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities and therefore does not believe that it is an investment company within the meaning of the Act.

III.	DISCUSSION REGARDING DEREGISTRATION

The Commission has historically reviewed Section 8(f) applications on a case-by-case basis and made determinations founded on the following general criteria: (1) the company’s historical development, (2) its public representations of policy, (3) the activity of its officers and directors, (4) the nature of its present assets, and (5) the sources of its present income.1  This Application will address each of these criteria as they apply to the Company.

A.	Historical Development

The Company was incorporated in Nevada in 1979 under the name Western Casinos, Inc. The Company changed its name to American Casino Enterprises, Inc. in 1979 and then changed its name to American Vantage Companies in March 1997. The Company was originally formed to engage in the business of recreational and leisure time activities for tourists to the Las Vegas, Nevada region, including casino gaming.

In January 1991, the Company completed the purchase of all of the capital stock of Millerton Games, Inc., which held a management consulting contract with Table Mountain Casino, a tribal gaming enterprise located on a Federal Indian Rancheria in Friant, California. The Company had been engaged in providing gaming consulting services to the Table Mountain Band of Indians and other Indian tribes. In May 1999, the Company’s contract with the Table Mountain Band of Indians to provide consulting services was prematurely terminated following a change in the tribal government.

In November 1998, Vantage Bay Group, Inc., a wholly-owned subsidiary of the Company, together with TT&T, LLC (“TT&T”), organized Border Grill Las Vegas, LLC (“Border Grill”) as a Nevada limited liability company. Border Grill was formed for the purpose of developing and operating the Border Grill Restaurant at the Mandalay Bay Hotel and Casino in Las Vegas, Nevada. Pursuant to the Operating Agreement of Border Grill, between November 1998 and July 2000, Vantage Bay invested a total of $3,001,000 to the capital of Border Grill and loaned Border Grill an additional $175,000 for the initial development and operation of the Border Grill Restaurant. The Border Grill Restaurant opened in June 1999. From June 1999 through July 2004, the Company received approximately 80% of the Border Grill Restaurant’s net cash flows until the Company recaptured its initial investment and related accrued interest. Since inception, the Company has retained a 49% interest in Border Grill.

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1 See SEC No-Action Letter, Tonapah Mining Company of Nevada, 26 SEC 426 (1947).

During April 2003, the Company acquired substantially all of the assets and business and certain of the liabilities of YaYa, LLC (“YaYa”) as a component in its strategy to develop a branded content business.

In December 2003, the Company formed American Vantage Media Corporation (“AVMC”) as a wholly-owned subsidiary to manage acquired or internally-developed entertainment related businesses.

On December 31, 2003, the Company acquired substantially all of the assets and business and certain of the liabilities of Enigma Media, Inc., dba Hypnotic (“Hypnotic”), and began operations effective January 1, 2004. Hypnotic was structured as a wholly-owned subsidiary of AVMC.

Effective January 1, 2004, AVMC combined the YaYa operations and the Hypnotic branded entertainment operations into its Branded Content division. Enigma's ownership interest in two feature films and a television development and production arrangement with Warner Bros. TV were combined into the Company's Film and TV Production division.

On February 3, 2004, AVMC acquired all of the outstanding common stock of Wellspring Media, Inc. (“Wellspring”) and began operating Wellspring effective February 3, 2004. The Wellspring assets comprised the Filmed Entertainment division.

In September 2004, AVMC began distributing documentary films under the brand name "non-fiction films" as a successor to a former Wellspring subsidiary.

On March 21, 2005, the Company sold all of the outstanding common stock of AVMC to Genius Products, Inc. (“Genius”) pursuant to a merger in which the Company received 7,000,000 shares of common stock, and warrants to purchase 700,000 shares of common stock of Genius at an exercise price of $2.56 (the “$2.56 Warrants”) and 700,000 shares of common stock at an exercise price of $2.78 (the $2.78 Warrants”). In connection with the merger, the Company retained certain assets and operations in Hypnotic. Related to the transaction, the Company and Genius also entered into a pledge agreement transferring to the Company certain assets and liabilities held by Hypnotic. The assets transferred back to the Company primarily consist of television and film creative projects and co-executive producer fees generated from the television series "The O.C."

At March 21, 2005, of the 7,000,000 shares of Genius common stock acquired from Genius, 5,625,000 shares were not subject to pledges or other restrictions. Subsequent to March 21, 2005, an additional 700,000 shares of Genius common stock became available for sale. In 2005, through private placements, the Company disposed of the 5,625,000 shares of Genius common stock not subject to pledges or other restrictions, as well as 225,000 $2.56 Warrants to purchase Genius common stock. During 2005, the Company also surrendered to Genius an additional 225,000 $2.56 Warrants.

During 2006, the Company formed Brownstone, LLC, a Nevada limited liability company, to provide development and consulting or management services to the Tribal gaming community.

On April 11, 2006, the Company formed American Casinos and Resorts, Inc., a wholly-owned subsidiary that is intended to own and operate casino gaming resorts located in the United States and internationally.

On March 25, 2007, Brownstone, LLC entered into a development and structuring fee arrangement (the “Big Sandy Development Agreement”) with the Big Sandy Rancheria Band of Western Mono Indians (the “Tribe”) and the Big Sandy Entertainment Authority. The Big Sandy Development Agreement provides for (i) a development fee equal to a percentage of the aggregate costs for developing, constructing, equipping and opening of a hotel and casino resort; and (ii) a structuring fee on the gross amount of the initial, interim and permanent financings. The Tribe’s hotel and casino resort project is currently planned in Friant near Fresno, California.

Brownstone, LLC is developing this project with Robert F. Gross, Chief Executive Officer of RFG Gaming and Hospitality, LLC (“Gross”). During 2007 and 2008, Gross provided chief executive officer services to Brownstone, LLC and received monthly consulting fees of $15,000 for such services. The Company and Gross are in contract negotiations to share in the equity membership of Brownstone, LLC’s reported net profits or losses (currently anticipated at a total percentage of 40% to Gross subject to other potential adjustments).

Effective May 17, 2007, May 18, 2007 and May 21, 2007, the Company privately placed 89,000, 69,000 and 542,000 shares of Genius common stock, respectively, for gross proceeds of $2,024,000, net of direct sales costs totaling $32,000. In conjunction with this transaction, the Company recognized a gain of $88,000 which was included in net realized gain (loss) from equity securities of Genius on the Company’s consolidated statement of operations for the year ended December 31, 2007.

On September 14, 2007, the Company acquired Candidates on Demand Group, Inc., a recruiting and placement agency (“COD”). COD is currently a wholly-owned subsidiary of the Company.

At December 31, 2007, the Company holds a 100% interest in Brownstone GoldTown, LLC, a Nevada limited liability company. During 2007, Brownstone GoldTown, LLC formed Brownstone GoldTown CV, LLC, a Nevada limited liability company that is intended to construct, own and operate a hotel and casino project (“GoldTown Hotel and Casino Resort”) to be located in Douglas County (within minutes of Nevada’s capital, Carson City).

During 2007, Brownstone GoldTown CV, LLC was in the predevelopment phase for the GoldTown Hotel and Casino Resort including the review of permanent financing proposals. Phase I of the GoldTown Hotel and Casino Resort is currently planned to include up to 300 hotel rooms and suites, approximately 95,000 square feet of casino space, up to 2,500 slot and video poker machines, up to 30 table games, a Bingo parlor, restaurants, etc. Phase II is currently planned to include up to 200 additional rooms, a special events center and parking structure.

At public meetings held on January 3, 2008 and February 5, 2008, the Douglas County Board of Commissioners approved Phases I and II in their entirety, including a building height variance, amendment to the existing special use permit, zoning map amendments, relocation of the gaming district overlay and tourist commercial zoning district, and reclassification of the remaining project site to ‘general commercial’.

Brownstone GoldTown, LLC is developing this project with Gross. For Gross’ project concept, predevelopment and management services, the Company is currently negotiating an equity interest in Brownstone GoldTown, LLC. To date, the Company and Gross anticipate that, subject to certain to-be negotiated contractual adjustments to Brownstone GoldTown, LLC’s reported net profits or losses, Gross will receive a 49% total equity membership interest in Brownstone GoldTown, LLC.

Effective February 29, 2008, the Company and Genius agreed to a settlement of a complaint and provided mutual releases principally on the following terms:

▪
The settlement provided for the release of 450,000 shares of the Genius common stock to the Company and 150,000 shares of the Genius common stock to Genius from a total of 600,000 shares of the Genius common stock previously held in escrow.

▪	Genius released to the Company 75,000 shares of Genius common stock.

▪	The settlement terms for the complaint extended the expiration dates of the 250,000 $2.56 Warrants and 700,000 $2.78 Warrants from March 2, 2010 to September 2, 2012.

Currently, the Company holds a total of 525,000 shares of the Genius common stock, 250,000 $2.56 Warrants and 700,000 $2.78 Warrants.

As described above, the Company’s gaming and hospitality operations are organized as follows:

As described above, the Company’s recruitment and temporary placement operations are organized as follows:

In summary, since the Company’s inception in 1979, the Company has never been, nor has it ever held itself out to be, primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities. From inception, the Company has primarily been involved, from time to time, in the gaming, restaurant, media, and entertainment businesses and has publicly held itself out as being in such businesses.

B.	Public Representations of Policy

The Company has never represented or stated that it is involved in any business other than the businesses in which it presently and has historically operated, which have included, as set forth above, gaming, media, restaurants and entertainment. The Company’s periodic reports, reports to stockholders and press releases have consistently stated that the business of the Company consists of such enterprises and has never at any time characterized any portion of the Company’s business, either explicitly or implicitly, as relating to the investment in securities. Further, the Company has always emphasized operating results and has never emphasized investment income as a material factor in its business or future growth.

C.	Activities of Officers and Directors

The Company’s Chief Executive Officer and Chief Financial Officer spend nearly all of their time on the Company’s current businesses, principally COD and the Brownstone group of companies, in addition to seeking out and negotiating potential new strategic complementary businesses. The activities of the Company’s officers and directors relating to the Company’s investment securities and cash is extremely minimal, both in absolute terms and relative to the overall amount of time dedicated to the Company’s business activities, and is limited to monitoring, and from time to time, liquidation of, the investment securities. Further, as discussed in Section III.A. above, the Company’s officers and directors are currently spending considerable time in developing casino gaming and casino management opportunities for the Company.

D.	Nature of Present Assets

Description of Assets

The Company’s present assets principally consist of the following:

·	Candidates on Demand Group, Inc. as a wholly-owned subsidiary, together with COD’s wholly-owned businesses, COD Consulting Services, Inc., DealSplit, Inc. and The Candidate Report Card Group, Inc.

·
A 49% membership interest in the limited liability corporation that operates the Border Grill, which generated an unrealized loss from the market value of $876,000 for the Company and cash distributions of $490,000 during the year ended December 31, 2007;

·	525,000 shares of Genius common stock and 250,000 $2.56 Warrants and $2.78 Warrants to purchase Genius common stock acquired as a portion of the consideration for the disposition of AVMC;

·
The Company's ownership of YaYa, a non-operating entity, which holds a 10% interest in Games Media, LLC, a joint venture that creates a promotional event called a video game touring festival, which generated nominal revenues during the years ended December 31, 2005 and 2004;

·	Cash and cash equivalents;

·	Federal and state net operating loss carryforwards and federal general business tax credit carryforwards; and

·	Various other assets, including prepaid expenses and furniture and equipment.

Discussion of Assets Relating to the 40% Test

Section 3(a)(1)(C) of the Act provides that an issuer is an investment company if it is engaged…in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The Company filed its Certified Shareholder Report of Registered Management Investment Companies (Semi-Annual Report) on Form N-CSR with the Commission on September 15, 2008. Included therein are the Company’s Consolidated Statement of Assets and Liabilities (“2008 Balance Sheet”) and Consolidated Schedule of Investments (“2008 Investment Schedule”), each for the period ended June 30, 2008. The relevant formula for determining investment securities as a percentage of total assets, and thereby investment company status under Section 3(a)(1)(C) of the Act, is as follows:

X =	Investment Securities[2]
Total Assets[3]

Total assets and cash as set forth on the 2008 Balance Sheet equal $17,201,000 and $408,000, respectively. Total investment securities as set forth on the 2008 Investment Schedule equals $4,291,000.4  Accordingly:

X =	$4,291,000	= 0.256 = 25.6%
$16,793,000

Accordingly, the Company has investment securities as a percentage of total assets equal to approximately 25.6%, substantially less than the 40% threshold. Consequently, the Company should not be deemed to be an investment company under Section 3(a)(1)(C) of the Act.

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2  Exclusive of securities issued by majority owned subsidiaries pursuant to Section 3(a)(2)(C) of the Act.
3  Exclusive of cash and government securities pursuant to 3(a)(1)(C) of the Act.
4 Total investments as set forth on the 2008 Investment Schedule equal $10,691,000. The value of Candidates on Demand Group, Inc., which equals $6,400,000, is subtracted from the total amount of investments in accordance with Section 3(a)(2)(C) of the Act (as described in footnote 2 above), for a total of investment securities equal to $4,291,000.

E.	Sources of Present Income

For the year ended December 31, 2007, the Company’s operating income comprised substantially all of its total gross income. Investment income for such period was de minimis.

IV.	APPLICABLE STATUTORY PROVISIONS

Applicant is seeking an order terminating its registration as an investment company under the Act, pursuant to Section 8(f) thereof. Section 8(f) of the Act provides that “whenever the Commission, on its own motion or upon application, finds that a registered investment company has ceased to be an investment company, it shall so declare by order and upon the taking effect of such order the registration of such company shall cease to be in effect.” Applicant qualifies for an order under Section 8(f) because it no longer meets the definition of an investment company under the Act.

Section 3(a)(1)(A) of the Act defines an investment company as an issuer which “is or holds itself out as being engaged primarily . . . in the business of investing, reinvesting or trading in securities.” Further, Section 3(a)(1)(C) of the Act defines an investment company as an issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Section 3(a)(2) provides, in pertinent part, that “As used in this section, ‘investment securities’ includes all securities except (A) Government securities, . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”

Applicant is Not a Section 3(a)(1)(C) Investment Company

Applicant is no longer an investment company as defined in Section 3(a)(1)(C) of the Act. To come within the definition of Section 3(a)(1)(C), an issuer must both be engaged, or propose to engage, in the business of investing and reinvesting in securities and own or propose to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis.

Because Applicant represents that currently neither it nor any of its subsidiaries either (i) are engaged, or propose to engage, in the business of investing and reinvesting in securities or (ii) own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, Applicant is no longer an investment company under Section 3(a)(1)(C) of the Act. See“Nature of Present Assets - Discussion of Assets Relating to the 40% Test,” infra above.

V.	Conclusion

The Company is no longer an investment company by virtue of the fact that the Company’s investment securities equal approximately 25.6% of its total assets, well below the 40% threshold set forth in Section 3(a)(1)(C) of the Act. Further, the Company maintains ongoing business operations in the placement agency, restaurant, gaming and entertainment fields, all of which are unrelated to the business of investing, reinvesting, owning, holding, or trading in securities. Accordingly, for the reasons set forth above, the Company asserts that it satisfies the standards for an exemptive order under Section 8(f) of the Act.

(Remainder of page intentionally left blank)

AUTHORITY TO FILE THIS APPLICATION

Pursuant to Rule 0-2(c) under the Act, Applicant states that the Board, by resolution duly adopted and attached hereto as Exhibit A, has authorized certain officers of Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.

The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit B. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer of Applicant have been complied with and such officer is fully authorized to do so.

Pursuant to Rule 0-2(f) under the Act, Applicant states that its address is P. O. Box 81920, Las Vegas, Nevada, 89180, and Applicant further states that all communications or questions concerning this Application or any amendment thereto should be directed to David R. Fishkin, Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158, telephone (212) 455-0408.

It is desired that the Commission issue an Order pursuant to Rule 0-5 under the Act without a hearing being held.

The proposed notice of the filing of this Application required by Rule 0-2(g) under the Act is attached hereto as Exhibit C and is incorporated herein by reference.

Applicant has caused this Application to be duly signed on its behalf as of this 18th day of November, 2008.

AMERICAN VANTAGE COMPANIES

By: /s/ Ronald J. Tassinari
Name: Ronald J. Tassinari
Title: Chief Executive Officer

Exhibit A

AMERICAN VANTAGE COMPANIES

UNANIMOUS WRITTEN CONSENT
OF THE
BOARD OF DIRECTORS

The undersigned, constituting all of the members of the Board of Directors (the “Board”) of American Vantage Companies, a Nevada corporation (the “Corporation”), pursuant to Section 78.315 of the Nevada Revised Statutes, do hereby consent to and adopt the following as the duly adopted resolutions of the Board and to the taking of the actions authorized hereby:

RESOLVED, that the Board deems it advisable and in the best interest of the Corporation for the Corporation to deregister from the Investment Company Act of 1940, as amended (the “1940 Act”) and to cease to be an investment company (the “Deregistration”);

RESOLVED, that the Corporation be, and it hereby is, authorized, either at its next annual meeting of stockholders, or pursuant to a special meeting of the stockholders called for such purpose, to include in the proxy statement to be filed with the Securities and Exchange Commission (the “Commission”) in respect thereof, a proposal for consideration by the Corporation’s stockholders for the approval of the Deregistration (the “Deregistration Proposal”);

RESOLVED, that the Board hereby deems it advisable and in the best interest of the Corporation, and recommends to the stockholders of the Corporation, that the stockholders approve and adopt the Deregistration Proposal at such meeting;

RESOLVED, that subject to such stockholder approval, the proper officers of the Corporation be, and they hereby are, authorized and directed, for and on behalf of the Corporation, to prepare, execute and file with the Commission an application pursuant to Section 8(f) of the 1940 Act seeking an order from the Commission deregistering the Corporation from the 1940 Act; and

RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized to do and to perform all such acts and things and to execute, deliver and/or file all such other instruments, documents or certificates and take such other steps as they deem necessary or advisable in the name and on behalf of the Corporation to effectuate the intent of the foregoing resolutions, the taking of such actions or steps or the execution or filing of such instruments, documents or certificates being conclusive evidence of the necessity or advisability thereof.

This Unanimous Written Consent may be executed in one or more counterparts, each of which shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument.

The execution of this Unanimous Written Consent and delivery thereof by facsimile or email transmission shall be sufficient for all purposes and shall be binding upon any party who so executes.

Dated as of:  November 18, 2008

/s/ Ronald J. Tassinari Ronald J. Tassinari /s/ Jeanne Hood Jeanne Hood /s/ Brian T. Seager Brian T. Seager	/s/ Steven G. Barringer Steven G. Barringer /s/ Douglas R. Sanderson Douglas R. Sanderson

2

Exhibit B

VERIFICATION OF SECTION 8(f) APPLICATION

OF

AMERICAN VANTAGE COMPANIES

STATE OF NEVADA)
) ss.:
COUNTY OF CLARK)

The undersigned, Ronald J. Tassinari, being duly sworn, solemnly swears that I have duly executed the attached dated November 18, 2008, for and on behalf of American Vantage Companies; that I am the Chief Financial Officer of American Vantage Companies; and that all action by stockholders, directors, and other bodies necessary for my authorization to execute and file such instrument has been taken. I further swear that I am familiar with such instrument and the contents thereof, and that the facts contained therein are true to the best of my knowledge, information and belief.

Ronald J. Tassinari

Subcribed and sworn to before me this [18]th day of November, 2008

Notary Public

My commission expires:
30 AUG 2010

DOREN J. LEE
Notary Public State of Nevada
No. 06-108777-1
My appt. exp. Aug. 30, 2010

Exhibit C

Notice of Application for Deregistration under
Section 8(f) of the Investment Company Act of 1940

November 19, 2008

The following is a notice of application for deregistration under Section 8(f) of the Investment Company Act of 1940.

AMERICAN VANTAGE COMPANIES [FILE NO. 811-21873]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant is not a Section 3(a)(1)(C) investment company. Since Applicant’s inception in 1979, the Applicant has never been, nor has it ever held itself out to be, primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities. Moreover, Applicant does not own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

Filing Date: The application was filed on November 19, 2008.

Applicant’s Address: P.O. Box 81920, Las Vegas, Nevada 89180.